EXHIBIT 99.1

Equinor ASA: Announcement of dividend per share in NOK for first quarter 2023

Equinor ASA (OSE: EQNR, NYSE: EQNR) announced on 4 May 2023 an ordinary dividend per share of USD 0.30 and an extraordinary dividend per share of USD 0.60 for first quarter 2023. The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 15 August 2023, in total seven business days.

Average Norges Bank fixing rate for this period was 10.4545. Total cash dividend for first quarter 2023 of USD 0.90 per share is consequently NOK 9.4091 per share.

On 25 August 2023, dividend will be paid to relevant shareholders on Oslo Børs (Oslo Stock Exchange) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act